American Rebel Holdings, Inc.

909 18th Avenue South, Suite A

Nashville, Tennessee 37212

March 11, 2024

VIA EDGAR

Patrick Fullem and Jay Ingram

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	American Rebel Holdings, Inc.
Offering Statement on Form 1-A
File No. 024-12357
Filed on November 13, 2023, as amended

Dear Messrs. Fullem and Ingram:

On behalf of the Company, I respectfully request that the qualification date of the offering statement be accelerated and that the offering statement be declared qualified on March 13, 2024 at 4:00 p.m. EDT, or as soon thereafter as is reasonably practicable.

In making this request, the Company acknowledges the following:

●	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

●	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ Charles A. Ross, Jr.
Charles A. Ross, Jr.
CEO